Anthony Tu-Sekine

Counsel

March 9, 2011

BY EDGAR

Office of International Corporate Finance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Sprott Physical Silver Trust

Ladies and Gentlemen:

On behalf of Sprott Physical Silver Trust, a trust organized under the laws of Ontario, Canada (the “Trust”), we are filing hereby a shelf registration statement (the “Registration Statement”) on Form F-1.  The Registration Statement relates to the registration under the Securities Act of 1933, as amended, of 14,971,815 units of the Trust owned by the selling shareholders listed in the Registration Statement.  The units registered under the Registration Statement will be sold by the selling shareholders as set forth therein.

If you have any questions or comments concerning the enclosed filing, please feel free to telephone me (202) 737-8833.

Very truly yours,

/s/ Anthony Tu-Sekine

Anthony Tu-Sekine